TEMBEC INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
NOTICE OF MEETING

        NOTICE IS HEREBY GIVEN that an annual general meeting of shareholders of Tembec Inc. (the "Company") will be held in the Salons des Saisons A and B of the Omni Hotel Mont-Royal, 1050 Sherbrooke Street West, Montréal, Québec, on Thursday, January 26th, 2006, at 11:00 a.m. for the following purposes:

1. to receive the consolidated financial statements of the Company for the fiscal year ended September 24, 2005 together with the report of the auditors thereon;

2. to elect the directors for the ensuing year;

3. to appoint the auditors and authorize the board of directors to fix their remuneration; and

4. to transact such other business as may properly come before the meeting.

        A copy of the Management Proxy Circular accompanies this notice.

        Since it is desirable that as many shares as possible be represented and voted at the meeting, you are requested if unable to attend the meeting in person, to complete and return the enclosed form of proxy in the envelope provided for that purpose.

By Order of the board of directors

Tony Fratianni
Montréal, this 5th day of December 2005.	General Counsel and Corporate Secretary

TEMBEC INC.

CIRCULAR

Solicitation of Proxies

        This Circular is furnished in connection with the solicitation by the management of Tembec Inc. (hereinafter the "Company" or, when referenced as a consolidated entity or to one or more of its subsidiaries, referred to as "Tembec") of proxies to be used at the annual general meeting of shareholders of the Company to be held at the time and place and for the purposes set forth in the foregoing notice of meeting. The solicitation will be primarily by mail; however, the directors, officers and employees of the Company may also solicit proxies by telephone, e-mail, telecopier or in person. The cost of solicitation by management will be borne by the Company.

Appointment and Revocation of Proxy

        The persons named in the enclosed proxy form are corporate officers and/or directors of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO by striking out the names of the persons designated and by inserting such other person's name in the blank space provided in the proxy form or by completing another proper form and, in either case, delivering the completed proxy form to Tembec Inc., c/o National Bank Trust, Shareholder Ownership Management, 9th Floor, 1100 University Street, Montreal, Québec, H3B 2G7 or care of the Secretary of the Company at its head office, 800 René-Lévesque Blvd. West, Suite 1050, Montréal, Québec, H3B 1X9, before the meeting.

        Shareholders executing the proxy form may revoke it at any time, as long as it has not been exercised, by instrument in writing executed by the shareholder or his attorney authorized in writing and deposited either at the head office of the Company at any time up to and including the last business day preceding the date of the meeting, or any adjournment thereof, or with the Chairman of the meeting on the day of the meeting, or adjournment thereof.

Non-Registered Holders of Shares

        The information set out in this section is of importance to the shareholders who do not hold shares in their own name. Persons who hold shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold such securities in their own name ("Beneficial Holders") should note that only proxies deposited by persons whose names appear on the records of the Company may be recognized and acted upon at the meeting. If shares are listed in an account statement provided to a Beneficial Holder by a broker, then in almost all cases, those shares will not be registered in the Beneficial Holder's name on the records of the Company. Such shares will more likely be registered under the names of the broker or an agent of that broker. In Canada, the vast majority of shares are registered under the name of the CDS & Co., which acts as nominee for many Canadian brokerage firms. Shares held by brokers, agents or nominees can only be voted upon the instructions of the Beneficial Holder. Without specific instructions, brokers, agents and nominees are prohibited from voting securities for the brokers' clients. Beneficial Holders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person at the appropriate time.

        Intermediaries/brokers are required to seek voting instructions from Beneficial Holders in advance of shareholders' meetings. Each intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Holders to ensure that their shares are voted at the appropriate meeting. The purpose of the form of proxy or voting instruction form supplied to a Beneficial Holder by its broker, agent or nominee is limited to instructing the broker or agent of the broker how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate this responsibility to Independent Investor Communications Corporation ("IICC"). IICC typically supplies a voting instruction form, mails those forms to Beneficial Holders and asks them to return the forms to IICC or follow specified telephone voting procedures. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the meeting. A Beneficial Holder receiving a voting instruction form from IICC cannot use that form to vote shares directly at the meeting — the voting instruction forms must be returned to IICC or the telephone procedures completed well in advance of the meeting in order to have such shares voted. Non-registered shareholders that wish to vote in person at the meeting must insert their name in the space provided on the voting instruction form, and adhere to the signing and return instructions provided by IICC. By doing so, non-registered shareholders are instructing their intermediary/broker to appoint them as proxyholder.

 Exercise of Discretion by Agents

        The shares represented by the enclosed proxy form will be voted in accordance with the instructions of the shareholders executing it and, where a choice is specified, the shares will be voted accordingly. WHERE NO CHOICE IS SPECIFIED, THE SHARES SO REPRESENTED WILL BE VOTED IN FAVOUR OF THE ELECTION OF THE PROPOSED NOMINEES TO THE BOARD OF DIRECTORS AND IN FAVOUR OF THE APPOINTMENT OF THE PROPOSED NOMINEE AS AUDITOR. The enclosed proxy form confers discretionary authority upon the persons named therein with respect to amendments or new matters submitted to the meeting. At the time of printing of this Circular, the management of the Company knows of no such amendments or new matters.

Voting Shares and Principal Holders Thereof

        On November 18, 2005, 85,616,232 common shares of the Company were outstanding, each carrying the right to one vote per share, so that the aggregate number of votes attaching to all the outstanding shares is 85,616,232.

        The constating articles of the Company provide for two classes of restricted shares: Class B and Class C shares.

        The Class B shares, of which there are an unlimited amount authorized, are issuable in series. There are currently two series authorized, namely Series 2 shares and Series 4 shares, both of which are non-voting and participate in priority to the common shares and Class C shares in the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets.

        250,000 Class C shares, which can only be issued to employees and are non-voting, are authorized. They are entitled to dividends pari passu with the common shares and after dividends on Class B shares and may participate in the event of liquidation, dissolution, winding-up of the Company or other distribution of its assets, subject to the preference rights of Class B shareholders. The holders of Class B and Class C shares have no right to participate if a take-over bid is made for common shares of the Company.

        To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or controls or directs ten per cent (10%) or more of the voting rights attached to all common shares of the Company, with the exception of Brandes Investment Partners, L.P., which owns 10,306,370 common shares representing approximately 12.03% of the Company's outstanding common shares, and Emanuele (Lino) Saputo, who, together with entities controlled by him and related persons for whom he holds powers of attorney, beneficially owns 16,570,445 common shares representing approximately 19.35% of the Company's outstanding common shares.

        Only shareholders of record at the close of business on December 5, 2005 will be entitled to vote at the meeting.

Election of Directors

        There will be thirteen (13) nominees to be elected at the meeting as directors, each to hold office for a term of one year or until his successor is elected or appointed.

        Unless authority to vote on the election of directors is withheld, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in favour of the thirteen (13) nominees listed below or, in the event of any vacancies among such nominees (an event that the management of the Company has no reason to believe will occur) in favour of the remaining nominees and of substitute nominees.

Information Concerning Nominee Directors

        Set forth below is information pertaining to persons who are proposed to be nominated for election as directors. If elected, they will serve until the next annual meeting of shareholders or until their successors are appointed in accordance with the by-laws of the Company.

        The following information is based on data furnished by the nominee directors. The information with respect to ownership of common shares includes those shares for which such persons have voting power or investment power. Voting power and investment power are not shared with others unless specifically stated. Each director, except for a director who is a unionized employee of the Company, is required to own at least 3,500 common shares of the Company or to acquire such amount of common shares within two years after he or she has been elected as a director.

ANDRÉ BÉRARD, Québec (Canada). Mr. Bérard was Chairman of the board of directors of the National Bank of Canada from 1990 to 2004. During that time, he has held various positions in a number of key sectors within the National Bank of Canada, including that of Chairman of the Board and Chief Executive Officer from July 1989 to March 2002. Mr. Bérard serves on the board of directors of the following public companies: BCE Inc., BMTC Group Inc., Bombardier Inc., Canam Manac Group Inc., Falconbridge Inc., Saputo Inc. and TransForce Income Fund.

Mr. Bérard owns 10,000 common shares of the Company.

Andre Bérard
NORMAN M. BETTS, New Brunswick (Canada). Mr. Betts is Associate Professor at the Faculty of Business Administration, University of New Brunswick. He serves as a director and audit committee Chair of Minacs Worldwide Inc, Tan Range Exploration Corporation, and Slam Exploration Ltd. He also serves on the board and audit committee of the New Brunswick Power Corporation, as co-Chair of the board of trustees of the University of New Brunswick Pension Plan for Academic Employees and is a director of The Nature Conservancy of Canada for the Atlantic region. He has been a director of the Company since January 2005 and serves as a member of its Audit and Human Resources committees.

Mr. Betts owns 2,512 common shares of the Company.

Norman M. Betts
JAMES E. BRUMM, New York (United States). Mr. Brumm is the Executive Vice-President, General Counsel and director of Mitsubishi International Corporation, the North American subsidiary of Mitsubishi Corporation, an international trade, finance and investment company headquartered in Japan. Mr. Brumm also served as a director of Mitsubishi Corporation from 1995 — 2002 and is a director of Brunei LNG S.B. He is a member of the Boards of Visitors of Columbia University Law School and California State University, Fresno and a board member of Forest Trends, Sanctuary for Families and of the American Bird Conservancy. He is also President of the Mitsubishi International Corporation Foundation and a member of the Corporate Council of the New York Botanical Garden. Mr. Brumm has been a director of the Company since April 1999 and chairs its Corporate Governance Committee, as well as serves as a member of its Audit Committee.

Mr. Brumm owns 40,246 common shares of the Company.

James E. Brumm
FRANÇOIS BUJON DE L'ESTANG, Paris (France). Mr. Bujon de 1'Estang serves as Chairman of Citigroup France and a member of Citigroup's International Advisory Board. He has enjoyed a distinguished public career where he has served his country by occupying several positions such as Senior Advisor for Diplomatic Affairs & Defense to the Prime Minister, Ambassador of France to Canada and to the United States of America. He is an Officer of the Order of the Legion of Honour and Officer of the National Order of Merit, and was elevated by the French Government to the rank of Ambassador of France. Mr. Bujon de l'Estang also serves as a director of Thales, S.A., of the French Space Agency (Centre National d'Études Spatiales), of the Institut français des relations internationales (IFRI) and of the International Advisory Board of Total S.A. He is also Vice-Chairman of the French-American Foundation, New York, and of the Atlantic Partnership. Mr. Bujon de 1'Estang has been a director of the Company since January 2005 and serves as a member of its Human Resources Committee.

Mr. Bujon de 1'Estang owns 1,486 common shares of the Company.

François Bujon de I'Estang

GILLES CHEVALIER, Québec (Canada). Mr. Chevalier was, until July 2005, a Professor of auditing at HEC, the Business School at University of Montreal. Mr. Chevalier also acts as a consultant to the Canadian Public Accountability Board, an organization that oversees auditors of reporting issuers in Canada. He retired as a Senior Partner at Samson Belair/Deloitte & Touche LLP in 2002, and was President of the Order of Chartered Accountants of Québec in 1987. Mr. Chevalier was appointed to the board of directors of the Company in July 2005 and serves as a member of its Audit Committee.

Mr. Chevalier owns 5,539 common shares of the Company.

Gilles Chevalier
GUY G. DUFRESNE, Québec (Canada). Mr. Dufresne is President and CEO of La Compagnie Miniere Québec Cartier, a producer of iron ore products. Mr. Dufresne is Chairman of the board of directors of Cambior Inc. and serves on its audit, corporate governance and human resources committees. He is also Chairman of the Conseil du Patronat du Québec and serves as a director of the Royal & Sun Alliance Insurance Company of Canada. Mr. Dufresne is also Chairman of the Chamber of Maritime Commerce. Mr. Dufresne has been a director of the Company since January 2005 and serves as a member of its Human Resources and Environmental and Health & Safety committees.

Mr. Dufresne owns 35,098 common shares of the Company.

Guy G. Dufresne
PETER S. JANSON, Ontario (Canada). Mr. Janson is the former Chief Executive Officer of AMEC Inc. and of ABB Inc. USA. He currently serves as a director of ATS Automation Tooling Systems Inc., Terra Industries Inc. and Teekay Shipping Corporation and is Vice-Chair of the Royal Ontario Museum. Mr. Janson was appointed to the board of directors of the Company in July 2004 and serves as a member of its Corporate Governance and chairs its Environmental and Health & Safety committees.

Mr. Janson owns 13,056 common shares of the Company.

Peter S. Janson
GORDON S. LACKENBAUER, Alberta (Canada). Mr. Lackenbauer was Deputy Chairman of BMO Nesbitt Burns until December 2004 and is currently a director of TransAlta Corporation. Mr. Lackenbauer has been a director of the Company since 1973 and Chairman of the board of directors of the Company since January 20, 2005. Mr. Lackenbauer serves as a member of the Company's Corporate Governance and Human Resources committees.

Mr. Lackenbauer owns 33,756 common shares of the Company.

Gordon S. Lackenbauer
JAMES LOPEZ, Ontario (Canada). Mr. Lopez joined the Company in 1989 and is currently Executive Vice President and President of the Tembec Forest Products Group. From 1999 to August 2003, Mr. Lopez was Executive Vice President, Forest Resource Management Group of the Company. On June 20, 2005, the Company's board of directors announced that Mr. Lopez will succeed Frank Dottori on January 27, 2006 as President and Chief Executive Officer of the Company upon Mr. Dottori's retirement effective January 26, 2006. Mr. Lopez is past Chairman of the Board of Directors of the Ontario Forest Industry Association (OFIA) and of the Forest Engineering Research Institute of Canada (FERIC). He is Chairman of Woodworks and Vice Chairman of the Board of Directors of Forintek, a research organization involved in the Canadian wood products sector.

Mr. Lopez owns 31,343 common shares of the Company.

James Lopez

MARY THERESA McLEOD, Ontario (Canada). Ms. McLeod is a part-time commissioner of the Ontario Securities Commission, member of its Audit and Adjudicative committees and a member of its board of directors. Ms. McLeod has held senior investment banking positions with Scotia McLeod Inc., Merrill Lynch Canada Inc., and Pitfield, MacKay, Ross & Company Ltd. She is currently a director and member of the Audit Committee and of the Corporate Governance Committee of Wescast Industries Inc. Ms. McLeod has been a director of the Company since January 2003 and serves as a member of its Audit and Corporate Governance committees.

Ms. McLeod owns 7,768 common shares of the Company.

Mary Theresa McLeod
The Hon. ROBERT K. RAE, P.C., O.C., Q.C., Ontario (Canada). Mr. Rae is a partner of the law firm Goodmans LLP. Mr. Rae, former Premier of the Province of Ontario, is a board member of Hydro One Inc., Husky Injection Moulding Systems Limited, Niigon Technologies Ltd. and Retrocom Mid-Market Real Estate Investment Trust. He is a director of a number of non-profit organizations, including the Canadian Ditchley Foundation and the Pierre Elliott Trudeau Foundation. Mr. Rae is Chairman of the Institute for Research in Public Policy and a fellow of the Forum of Federations. Mr. Rae has been a director of the Company since January 1997, chairs its Human Resources Committee and serves as a member of its Corporate Governance Committee.

Mr. Rae owns 23,575 common shares of the Company.

Robert K. Rae
LUC ROSSIGNOL, Québec (Canada). Mr. Rossignol is the President of Local 233 of the Communications, Energy and Paper Workers Union and was elected to the board of directors of the Company in January 2000. He serves as a member of the Company's Environmental and Health & Safety Committee.

Mr. Rossignol owns 1,600 common shares of the Company.

Luc Rossignol
EMANUELE (LINO) SAPUTO, Québec (Canada). Mr. Saputo founded Saputo Inc. ("Saputo"), a dairy processor, with his parents in 1954. He became Chairman of the Board and President of Saputo in 1969. In 1997, following the initial public offering of Saputo, he was named Chairman of the Board and Chief Executive Officer of Saputo and remained in this position until March 2004, following which he remained Chairman of the Board. Mr. Saputo is also a director of Arbec Forest Products Inc.

Mr. Saputo, together with entities controlled by him and related persons for whom he holds powers of attorney, beneficially owns 16,570,445* common shares of the Company.

Emanuele (Lino) Saputo

The average age of the nominee directors is 59.

_________________

*   Of this amount, Mr. Saputo owns 378,110 common shares directly and 15,882,500 common shares indirectly through his affiliates ( one of which, Placements Jolina Inc., owns 8,565,100 common shares representing 10% of the outstanding common shares of the Company). Mr. Saputo also exercises control over 309,835 common shares through powers of attorney.

Attendance of Directors at Board Meetings

        The following tables summarize for each of the directors the number of board and committee meetings they have attended since September 25, 2004.
Director	Board Meetings	Committee Meetings
Norman M. Betts(1)	9 of 9	7 of 8
Claude Boivin	13 of 13	10 of 10
James E. Brumm	12 of 13	16 of 17
François Bujon de L'Estang (1)	7 of 9	2 of 3
Gilles Chevalier(2)	3 of 3	2 of 2
Frank A. Dottori	13 of 13	5 of 5
Guy G. Dufresne(1)	9 of 9	5 of 5
Pierre Goyette	11 of 13	9 of 10
Peter S. Janson	12 of 13	10 of 13
Gordon S. Lackenbauer	12 of 13	12 of 13
Mary Theresa McLeod	13 of 13	9 of 12
The Hon. Robert K. Rae, P.C	11 of 13	12 of 13
Luc Rossignol	13 of 13	2 of 2
Guylaine Saucier(3)	5 of 6	5 of 5
François Tremblay	13 of 13	5 of 5
___________
(1) Became a director in January 2005.
(2) Became a director in July 2005.
(3) Resigned from the board of directors in February 2005.

Meeting Type	Totals
Board	13
Audit	7
Corporate Governance	8
Human Resources	5
Environmental and Health & Safety	5
Total number of meetings held	38

Corporate Arrangement

        Mr. Emanuele (Lino) Saputo is a director of Arbec Forest Products Inc. (formerly Uniforet Inc.) which filed for protection under the Companies' Creditors Arrangement Act on April 17, 2001. In May 2003, Uniforet Inc. entered into a plan of arrangement with its creditors. In February 2004, it completed the implementation of this plan.

Corporate Governance

        The Company's board of directors and management consider good corporate governance to be central to the effective and efficient operation of the Company. The Corporate Governance Policy of the Company (the "Policy") adopted by the board of directors defines the functions and the mandate of the board of directors in respect of corporate governance. The board has also created the following four committees, each with its own written mandate: the Corporate Governance Committee, the Audit Committee, the Human Resources Committee and the Environmental and Health & Safety Committee. The Company's corporate governance practices are described in Schedule "A" attached to this Management Proxy Circular.

        All current and proposed directors, except Messrs. Dottori, Lopez and Rossignol, qualify as independent within the meaning of National Instrument 58-101 — Disclosure of Corporate Governance Practices and all Audit Committee members qualify as independent within the meaning of Multilateral Instrument 52-110 — Audit Committees. Messrs. Rae and Tremblay are partners of law firms that provide occasional legal services to the Company, the fees for which are not material to the Company. The board of directors has determined that the services provided do not cause these directors to have a "direct or indirect material relationship" with the Company for the purposes of National Instrument 58-101, and therefore these directors are considered independent. Mr. Frank A. Dottori (the President and Chief Executive Officer of the Company), Mr. Luc Rossignol (employee and President, Local 233 of the Communications, Energy and Paperworkers Union of Canada) and Mr. James Lopez (who will become President and Chief Executive Officer upon Mr. Dottori's retirement) are not considered independent.

        No shareholder of the Company has the ability to exercise a majority of the votes for the election of the board of directors.

        The board of directors has an Audit Committee which currently consists of Messrs. Pierre Goyette (Chairman), Norman M. Betts, James E. Brumm, Gilles Chevalier and Ms. Mary Theresa McLeod. All the members of the Audit Committee are financially literate. Messrs. Betts, Chevalier and Goyette are considered "financial experts" within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002. Information related to the Audit Committee may also be found in the Company's Annual Information Form dated December 5, 2005.

Compensation of Directors

        Only directors who are not full-time executives of the Company receive compensation for acting as members of the board of directors and as members of board committees. Since January 2004, directors are paid an annual fee of $25,000 plus $1,500 per board or committee meeting attended. Meetings scheduled to be held by telephone conference are remunerated on the basis of $ 1,000 per participant per meeting. The Chairman of the board is paid an annual fee of $75,000.

        Since January 2004, non-chair members of the Corporate Governance and Audit committees are paid an annual retainer fee of $5,000 and non-chair members of the Human Resources and Environmental and Health & Safety committees are paid annual retainers of $3,000. Committee Chairs for the Corporate Governance and Audit committees are paid an annual fee of $7,500 and $5,000 is paid to the Chair of the other committees.

        From time to time, the Company may ask a director to attend other meetings or functions. Directors are paid $1,500 for attending each such meeting or function.

        During fiscal 2005, two ad hoc committees of the board of directors were created: a Succession Committee and a Special Committee for Strategic Purposes. Members of each committee received $1,500 per meeting attended in person and $1,000 for each meeting in which they participated by telephone.

        Directors may, twice-yearly, elect to subscribe to common shares under the stock purchase program set forth in the Long-Term Incentive Plan up to an amount equal to their retainer and attendance fees. In January and July of each year, directors are awarded options to purchase that number of shares equal to their semi-annual retainer and attendance fees divided by the market price of the shares multiplied by two which vest according to the vesting schedule under the Long-Term Incentive Plan. Directors who elect not to subscribe for the full amount of their semi-annual retainer and attendance fees will lose a pro rata portion of the options granted. Directors are not entitled to participating awards and bonuses and are not eligible for the Long-Term Bonus in the Long-Term Incentive Plan. (See "Report on Executive and Other Compensation — Long-Term Incentive Plan")

Liability Protection for Directors and Officers

        The Company has entered into indemnification agreements with each of its directors. It also maintains directors' and officers' liability insurance which provides coverage against claims made against them during their term of office. The aggregate protection under the policy is for an amount of $75 million with no deductible for non-indemnifiable losses and deductibles of $250,000 for all other claims. Aggregate premiums were $504,794 for the 2004 policy year.

Code of Ethics

        The board of directors of the Company has adopted a Code of Ethics and Business Conduct which applies to directors and to all Tembec employees, including its Chief Executive Officer and its Chief Financial Officer. Consultants, suppliers and other individuals working with or on behalf of Tembec are encouraged to adhere to it. The Company's Code of Ethics and Business Conduct is available on its website at www.tembec.com and at www.sedar.com. (See "Corporate Governance Practices — Ethical Business Conduct")

Disclosure Policy

        The board of directors has adopted a Disclosure Policy for the Company. This policy, which is reviewed annually, provides guidance with respect to the Company's interaction with analysts and the public.

Tembec Compensation Program

        Tembec's general philosophy is to pay for performance at all levels of Tembec. As a consequence, Tembec's total compensation for management employees is based on the achievement of certain objectives, which include increasing shareholder value.

        Specifically, the objectives of Tembec's total compensation program are as follows:

1.     to encourage employees to support defined corporate principles, objectives and priorities;

2.     to encourage employees to become shareholders of the Company;

3.     to motivate and reward employees who contribute to increase shareholder value; and

4.     to retain key employees.

Composition of the Human Resources Committee

        The Human Resources Committee (the "Committee") oversees compensation for the executives and managers of the Company. The Committee is composed of five members of the board of directors: Mr. Robert K. Rae, Chairman of the Committee, as well as Messrs. Norman M. Betts, François Bujon de l'Estang, Guy G. Dufresne and Gordon S. Lackenbauer. Messrs. Claude Boivin, James E. Brumm and Jacques Giasson and Ms. Guylaine Saucier were also members of the Committee during the Company's most recent financial year. Messrs. Boivin and Brumm ceased to be members of the Committee in January 2005. Mr. Giasson and Ms. Saucier ceased to be directors of the Company in January 2005 and February 2005, respectively. The members of the Committee are neither officers, employees nor former officers or employees of the Company or any of its subsidiaries. The Committee may invite the Chief Executive Officer and the Vice-President Human Resources to attend meetings to provide advice and consultation as required.

Report on Executive and Other Compensation

        The Committee oversees the application of the policies, plans and compensation for all employees. The Company's general philosophy is to pay for performance at all levels of the Company. The Committee makes recommendations to the board of directors on compensation payable to employees up to and including the Chief Executive Officer and other senior executives and approves compensation levels and grants for officers other than senior executives.

Compensation — Unionized Employees

        The majority of Tembec's employees are covered under contractual agreements with unions representing the employees. The agreements define rates of pay for specific responsibilities as well as fringe benefits. The Company encourages flexibility and commitment, and in return, where applicable, provides enhanced job security, performance based incentive programs, and Tembec's Profit Sharing Plan. The Company also provides an opportunity to employees to become shareholders via its Employee Stock Purchase Plan.

Compensation — Non-Unionized/Management Employees and Executives

        The majority of Tembec's non-unionized employees are paid a base salary plus an annual performance bonus determined by meeting objectives set out under the Short-Term Incentive Plan.

        Executives and key employees may also participate in the Company's Long-Term Incentive Plan. This plan is geared to reward employees if Tembec's relative financial performance exceeds the performance of a group of predetermined forest products industry companies. Members of the board of directors of the Company are also eligible to participate in the Long-Term Incentive Plan but are not eligible for participating awards, participating bonuses or the Long-Term Bonus (see "Long-Term Incentive Plan" below).

        In establishing the compensation of senior executives, the Committee refers to the average compensation levels from Hay Group Limited's All Industrial market. This market covers most sectors of the economy with the exception of All Financial Organizations, Governments (at all levels), Government Agencies, Health and Education Institutions and Not-for-Profit Organizations and is felt to be the most representative for the Company's activities. As of May 2005, this survey included 324 organizations.

Base Salary

        The base salary midpoint is set at 95% of the applicable All Industrial Average (AIA) for positions of similar responsibility as determined from time to time by various surveys conducted by independent professional compensation consultants. Annual salaries are then adjusted on the basis of the individual's performance, experience and position relative to peers in Tembec. Salary scales vary from 80% to 120% of the above mid-point. The salary of employees who do not qualify under the Company's incentive plans is set at the applicable median for total compensation and adjusted as noted above.

        In establishing the compensation of senior executive positions, the Committee refers to the AIA data provided by Hay Group Limited (the "Hay Group"), which is considered to be the most representative for Tembec's activities and which surveys a total of 382 companies.

Employee Stock Purchase Plan

        The Employee Stock Purchase Plan is aimed at enabling employees to acquire an ownership interest in the Company and to participate in its future growth. Employees can purchase common shares of the Company up to 10% of their base salary or wage. All contributions made by the employees to the Employee Stock Purchase Plan shall constitute a trust fund which shall be held by a trustee. The trustee is responsible for purchasing shares on the market. Under certain conditions and if the shares are held for a minimum period of twelve months, participating employees will receive a bonus in shares bought on their behalf by the trustee on the open market equal to 25% of their total contributions.

Short-Term Incentive Plan

        The Short-Term Incentive Plan (STIP) is designed to relate a portion of the individual's compensation to the Company's performance via an objective-based incentive program. The participants are compensated on corporate, business unit and individual objectives. A bonus target established for each position is expressed as a percentage of Salary Midpoint (AIA) and varies according to the position of the individual, with the target being 70% of Salary Midpoint for the Chief Executive Officer and senior executives and ranging down to 15% of Salary Midpoint for frontline supervision level. Satisfactory performance of the individual should result in an annual STIP pay-out equivalent to 100% of the target. For outstanding performance, an employee could attain a maximum potential of 200% of his target. The objectives and achievements for senior executives under the STIP are reviewed by the Human Resources Committee on an annual basis. Members of the board participate in the Company's annual strategic planning meeting where corporate objectives to be used under this plan are set.

Ad Hoc Bonus Program

        An amount is set aside each year, as determined by the Committee upon recommendation of the Chief Executive Officer and senior executives, to recognize special efforts, accomplishments or performance that are not part of specific annual objectives. The intent is to support and encourage Tembec's entrepreneurial spirit.

Long-Term Incentive Plan

        The Long-Term Incentive Plan (LTIP) is designed to:

1.   align the interests of key employees with those of shareholders by participation in a stock purchase program and through the granting of options in order to ensure that key employees own at least 50% of their base salary in shares on an ongoing basis;

2.   reward key employees if the Company's relative performance is superior to its competition; and

3.   retain key employees.

        Under the stock purchase program, participants in the LTIP are granted an annual entitlement to purchase shares, without any financial assistance from the Company, determined by multiplying the individual's base salary by a factor applicable to the position. The factor ranges from 0.50 for the Chief Executive Officer, down to 0.10 depending on the level of the position. On the date of the grant of the entitlement, a key employee is awarded options to purchase that number of shares which is equal to the entitlement divided by the market price of the shares multiplied by two. The Committee may award additional options. An option granted under the LTIP expires no later than ten years after the date on which the option was granted. An option becomes vested and may be exercised after 24 months following the date of grant for up to 40% of the number of shares to which the participant is entitled, after 36 months following the date of grant, up to another 20% of the number of shares to which the participant is entitled, after 48 months following the date of grant, up to another 20% of the number of shares to which the participant is entitled and, after 60 months following the date of grant, up to the last 20% of the number of shares to which the participant is entitled. If an optionholder retires at normal age, the holder's options vest immediately and may be exercised within five years. If an optionholder retires earlier than normal retirement age, all of the holder's vested options may be exercised within live years and all of the holder's unvested options, at the discretion of the Committee, vest immediately and may be exercised within five years. In case of a change of control of the Company leading to termination of an optionholder's employment, such holder's options will vest immediately and may be exercised within five years.

        Options are exercisable at a price per share equal to the weighted average closing price of the Company's common shares on the Toronto Stock Exchange (the "TSX") during the five trading days preceding the date of the option grant.

        As of December 5, 2005, the total number of shares which may be issued pursuant to the exercise of options granted under the LTIP is 5,159,966, or approximately 6.0% of the issued and outstanding common shares of the Company. 4,740,094 options to purchase 4,740,094 common shares representing approximately 5.5% of the issued and outstanding common shares of the Company are outstanding under the LTIP and predecessor plans as of December 5, 2005.

        Any options will terminate (i) immediately upon the termination of the optionee's employment when the employment is terminated for cause, (ii) 90 days after the date of the termination of the optionee's employment due to his or her resignation and (iii) 180 days after the date of the optionee's death, during which period the options may be exercised only by the optionee's legal personal representatives and only to the extent the optionee would have been entitled to exercise the options at the time of his or her death.

        Key employees who commit to purchase shares under an annual entitlement will receive a participating award and a participating bonus and will be eligible to receive a Long-Term Bonus based on the Company's performance compared with a sample of the return on capital invested of companies in the Canadian forest products industry at the end of a measurement period (the "Cycle") and based on the number of shares committed in the subscription. The participating award is equal to 25% of the subscription amount committed to by the key employee and will be used by the trustee to purchase shares under the stock purchase program on behalf of the key employee. The participating bonus is a cash bonus paid to the key employee equal to 25% of the subscription amount committed to by the key employee.

The Long-Term Bonus is designed to reward key employees if the Company outperforms a designated sample of its peers over three four-year cycles:

Cycle 1: from the beginning of the fiscal year in which a commitment to a subscription was made to four years thereafter;

Cycle 2: from the beginning of the second fiscal year to five years after the fiscal year in which a commitment to a subscription was made; and

Cycle 3: from the beginning of the third fiscal year to six years after the fiscal year in which a commitment to a subscription was made.

        A third of the Long-Term Bonus can be earned in Cycle 1, a maximum cumulative amount of 67% in Cycle 2, and a maximum cumulative amount of 100% at the end of Cycle 3. The proportion of the bonus paid is based on the Company's relative average ROCE performance against the above pre-selected group of peers.

        The bonus hurdles are as follows:

<50	percentile. . . . . . . . . . . . . 0% of bonus applicable
50-74	percentile. . . . . . . . . . . . . 50% of bonus applicable
75-89	percentile. . . . . . . . . . . . . 75% of bonus applicable
90-100	percentile. . . . . . . . . . . . 100% of bonus applicable

        The Long-Term Bonus is equivalent to the participant's investment in shares purchased pursuant to the stock purchase program (on an after-tax basis) under the Long-Term Incentive Plan, provided that the shares are held at the end of the Cycle. The Committee may change the components of the peer group or the performance measure when grants are awarded to reflect evolving market dynamics.

        Shares under the stock purchase program are purchased by a trustee on behalf of key employees on the market. Key employees who fail to subscribe for the full amount of an annual entitlement will lose a pro-rata portion of the options granted and of the Long-Term Bonus.

        The rights of a participant pursuant to the provisions of the LTIP are non-assignable.

        The board of directors of the Company may, subject to approval of the TSX, amend or terminate the LTIP at any time but, in such event, the rights of employees will be preserved and maintained. The terms of the LTIP do not require that shareholder approval be obtained in order for the LTIP to be amended.

        With the enactment of the Sarbanes-Oxley legislation, the board of directors amended the LTIP to (i) introduce the stock purchase program described above, (ii) eliminate any financial assistance to employees, (iii) eliminate the grant of rights, and (iv) consolidate the shares previously reserved for issuance pursuant to the exercise of rights and options.

        The following table describes the Long-Term Incentive Awards made to each of the Named Executive Officers (as defined under Executive Compensation below) during the financial year ended September 24, 2005:

	Securities,	Performance or
Name and	Units or Other Rights	Other(1) Period Until
Principal Position	(#)	Maturation or Payout

Frank A. Dottori . . . . . . . . . . . . .. . . . . . . . . . . . .. . . . . . . . . . . . .. . . .	265,791 options	10 years
President and Chief
Executive Officer

Terrence P. Kavanagh . . . . . . . . . . . . .. . . . . . . . . . . . .. . . . . . . . . . .	146,492 options	10 years
Executive Vice-President,
Chief Operating Officer

Michel Dumas. . . . . . . . . . . . .. . . . . . . . . . . . .. . . . . . . . . . . . .. . . . . . .	95,030 options	10 years
Executive Vice-President,
Finance and Chief
Financial Officer

James Lopez. . . . . . . . . . . . .. . . . . . . . . . . . .. . . . . . . . . . . . .. . . . . . . . . .	88,598 options	10 years
Executive Vice-President,
President Forest Products Group

Mel Zangwill . . . . . . . . . . . . .. . . . . . . . . . . . .. . . . . . . . . . . . .. . . . . . . . . .	—	—
Senior Vice-President, President
Paperboard Group
_____________
(1) See description of the LTIP above.

CEO Compensation

        The total annual cash compensation package of the Chief Executive Officer consists of the two following elements: the annual base salary and a target bonus of 70% of the Hay Midpoint which is based on the anticipated level of performance of the Company. The practice of the Committee when establishing the amount for each element of the compensation is to align them to the median of a pertinent reference market. The median of a pertinent reference market, reported by the Hay Group, is based on an analysis of compensation practices for positions similar to that of Mr. Dottori, performed in a selected group of 29 organizations found in the Canadian industrial sector. This approach is considered to be the most appropriate based on the Company's size and activities.

        Mr. Frank A. Dottori currently receives an annual base salary of $965,000 as President and Chief Executive Officer of the Company. Mr. Dottori's annual base salary was determined as described above and represents 0.94 of industry midpoint. Effective January 26, 2006, Mr. Dottori will retire as Chief Executive Officer and Mr. James Lopez will become the Company's new Chief Executive Officer on January 27, 2006.

        The Short-Term Incentive Plan provides a target bonus for the CEO position of 70% of salary midpoint for the position with a maximum potential of 140% for outstanding performance. The Human Resources Committee awarded Mr. Dottori an incentive bonus of $502,066 following an evaluation against the following objectives:

— Company financial performance:	1.25%	on	50%
— Individual performance:	10%	on	25%
— Discretionary:	25%	on	25%
	36.25%	on	100%

        Mr. Dottori's total compensation package of $1,467,066 for fiscal 2005 places him below the average of $1,758,329 for Total Cash Compensation design, based on 29 sample organizations found in the Hay Group analysis.

        The Human Resources Committee has also decided to award Mr. Dottori a special ad hoc bonus of $85,000 to recognize his leadership and his efforts in defending the Company's and the industry's interests in the softwood lumber dispute with the United States of America.

        The Chief Executive Officer of the Company is required to own a minimum amount of common shares of the Company equivalent to 50% of his or her base salary or to acquire such amount of common shares within two years after he or she has been appointed as CEO. Mr. Dottori owns directly or indirectly approximately 240% of his base salary in common shares of the Company.

        The above report is submitted by the Human Resources Committee which is composed of the following members:

ROBERT K. RAE	NORMAN M. BETTS	FRANÇOIS BUJON DE L'ESTANG	GUY G. DUFRESNE	GORDON S. LACKENBAUER

Executive Compensation

        The following summary compensation table shows certain compensation components earned under the above programs by the Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers of the Company ("Named Executive Officers") for services rendered during the financial years ended September 24, 2005, September 25, 2004 and September 27, 2003. This information includes the dollar value of base salaries and bonus awards, the number of shares covered by options and certain other compensation.

SUMMARY COMPENSATION TABLE
					Long-Term Compensation
					Awards		Payouts
					Securities	Shares or Units
				Other annual	Under Options	Subject to Resale	LTIP(2)	All Other
Name and Principal		Salary	Bonus	Compensation	Granted	Conditions	Payouts	Compensation
Position	Year	($)	($)	($)(1)	(#)	($)	($)	($)(3)(4)
Frank A. Dottori . . . . . . . . . .	2005	948,750	587,066	65,030	265,791	—	225,000	42,000 (5)
President and Chief	2004	885,000	322,387	77,811	107,889	—	210,000	27,000
Executive Officer	2003	840,000	321,422	98,978	38,950	—	105,000	27,000

Terrence P. Kavanagh . . . . . .	2005	500,000	187,525	17,077	146,492	—	113,750	6,000
Executive Vice-President,	2004	487,500	179,779	16,855	28,899	—	56,250	6,000
Chief Operating Officer	2003	425,000	219,273	21,981	20,800	—	56,250	6,000

Michel Dumas. . . . . . . . . . . . .	2005	365,000	127,388	7,987	95,030	—	43,750	6,000
Executive Vice-President,	2004	350,000	154,786	7,452	22,477	—	43,750	13,500
Finance and Chief Financial Officer	2003	337,500	173,909	8,962	13,900	—	37,500	13,500

James Lopez . . . . . . . . . . . . .	2005	337,500	127,140	5,389	88,598	—	37,500	6,000
Executive Vice-President,	2004	287,500	166,427	5,978	8,027	—	15,626	6,500
President Forest Products Group	2003	237,500	111,241	8,275	9,200	—	25,000	6,497

Mel Zangwill . . . . . . . . . . . . .	2005	282,500	121,306	3,316	—	—	—	6,000
Senior Vice-President,	2004	275,000	105,961	3,365	—	—	—	6,000
President Paperboard Group	2003	268,750	110,868	3,977	11,500	—	31,250	6,000

(1) Amounts shown in this column include the taxable benefit from loans by Tembec which were granted for relocation purposes and/or for the purchase of Company shares and the benefit from the exercise of options and/or the sale of shares related to such options.

(2) Amounts shown in this column include the participating award used by the trustee to purchase shares and the participating bonus in cash granted under the new LTIP for the year 2005. See ' 'Compensation — Non-Unionized/Management Employees and Executives — Long-Term Incentive Plan".

(3) Amounts shown in this column include the Company's contribution under the Employee Stock Purchase Plan. The executive officers of the Company participate in this plan on the same basis as all other employees of the Company. Under this plan, employees can purchase common shares of the Company up to 10% of their base salary or wage. The Company contributes 25% of the amount invested by the employee if the shares are held for a minimum period of twelve months. Purchases of common shares under this plan occur on the open market.

(4) Amounts shown in this column also include Tembec's contributions under the defined contribution pension plan which were for all the Named Executive Officers.

(5) This amount represents the estimated taxable benefit to Mr. Dottori in relation to his use of a residence owned by the Company for the 2005 fiscal year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

        The following table sets out information as of September 24, 2005 with respect to the LTIP.
	Number of securities to be	Weighted-average	Number of securities remaining
	issued upon exercise of	exercise price of	available for future issuance under
	outstanding options,	outstanding options,	equity compensation plans (excluding
Plan Category	warrants and rights	warrants and rights	securities reflected in the first column)

LTIP	4,129,253	$9.00	1,030,713

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

        The following table summarizes the option grants made to the Named Executive Officers during the financial year ended September 24, 2005.
		% of Total		Market Value of
	Securities	Options		Securities
	Under Options	Granted to	Exercise or Base	Underlying Option
	Granted	Employees in	Price	on the Date of
Name	(#)	Financial Year	($/Security)	Grant ($/Security)	Expiration Date
Frank A. Dottori . . . . . . . . . . . . .	115,791	6.8%	7.7726	7.7726	November 24, 2015
	150,000	8.9%	3.4600	3.4600	May 25, 2015

Terrence P. Kavanagh. . . . . . . . .	48,246	2.8%	7.7726	7.7726	November 24, 2015
	48,246	2.8%	7.3500	7.3500	January 19, 2015
	50,000	3.0%	3.4600	3.4600	May 25, 2015

Michel Dumas . . . . . . . . . . . . .. . .	22,515	1.3%	7.7726	7.7726	November 24, 2015
	22,515	1.3%	7.3500	7.3500	January 19, 2015
	50,000	3.0%	3.4600	3.4600	May 25, 2015

James Lopez . . . . . . . . . . . . .. . . . .	19,299	1.1%	7.7726	7.7726	November 24, 2015
	19,299	1.1%	7.3500	7.3500	January 19, 2015
	50,000	3.0%	3.4600	3.4600	May 25, 2015

Mel Zangwill. . . . . . . . . . . . .. . . . . .	—	—	—	—	—
___________________
The securities under options granted are common shares of the Company.
The options are granted under the LTIP.

        The following table summarizes for each of the Named Executive Officers, the number of options exercised in the financial year ended September 24, 2005, the aggregate value realized upon exercise and the total number of unexercised options held at September 24, 2005. The value realized upon exercise is the difference between the market value of the common share on the exercise date and the exercise or base price of the options. The value of unexercised in-the-money options at financial year-end is the difference between its exercise price and $2.38 per share, which was the market value of the common share on September 24, 2005. These options have not been and, in some cases, may not be exercised. Actual gains on exercise, if any, will depend on the value of the Company's shares on the date of exercise.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

					Value of Unexercised
	Securities	Aggregate	Unexercised Options at		in-the-Money Options at
	Acquired On	Value	FY-End		FY-End
	Exercise	Realized	(#)		($)
	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Frank A. Dottori. . . . . . . . . . .	0	0	474,780	431,850	0	0
Terrence P. Kavanagh . . . . .	0	0	96,200	156,592	0	0
Michel Dumas . . . . . . . . . . . .	0	0	89,560	133,847	0	0
James Lopez . . . . . . . . . . . . .	0	0	58,080	107,545	0	0
Mel Zangwill . . . . . . . . . . . . .	0	0	121,800	11,700	0	0

RETIREMENT PLANS

Retirement Plans — Unionized Employees

        The purpose of retirement plans is to provide an adequate income replacement upon retirement. Tembec provides certain benefits through basic pension plans. The basic plans for unionized employees will vary from defined benefit plans to defined contribution plans to RRSP's, pursuant to the various labour agreements.

Retirement Plans — Management Employees and Executives

        The Company provides certain benefits through basic pension plans, as well as supplemental pension benefits for certain individuals.

Base Plan

        For services prior to January 1, 2000, the basic plan for management employees and executives is a defined benefit plan which provides for a benefit of 1.0% of the average of the best consecutive five years of earnings (base salary and bonus) of the last ten years, multiplied by the years of credited service up to December 31, 1999.

        For services after January 1, 2000, the basic plan for management employees and executives is a defined contribution plan which provides for a contribution by Tembec of 6% of the employee's base salary and bonus. Individual accounts are set up for each employee who can direct their investments amongst a selection of mutual funds and a 5-year GIC. A group RRSP is also available to allow employees to save additional amounts for their retirement.

        Earnings under this plan are limited to $100,000 for executives participating in the Supplementary Pension Plan. The cap of $100,000 in the base plan for Mr. Dottori and Mr. Kavanagh was introduced in 1990.

Supplementary Pension Plan

         A Supplementary Pension Plan is in place for the executives who participated in this plan prior to January 1, 2000. The plan provides coverage for earnings in excess of $ 100,000 per year. The benefit of the Supplementary Pension Plan is fixed at 1.6% of the average of the best consecutive five years of earnings (base salary plus bonus earned) of the last ten years, in excess of the base salary as defined in the basic plan above, multiplied by the years of credited service.

        The following tables show the estimated annual benefits payable to participants under the retirement plans (base plan) and the Tembec Supplementary Pension Plan upon retirement after a certain number of credited years of service.

PLAN TABLE
	Years of Service(1)
Remuneration ($)	15	20	25	30	35
Base Plan
100,000+	15,000	20,000	25,000	30,000	35,000
Supplementary Plan
150,000	12,000	16,000	20,000	24,000	28,000
175,000	18,000	24,000	30,000	36,000	42,000
200,000	24,000	32,000	40,000	48,000	56,000
250,000	36,000	48,000	60,000	72,000	84,000
300,000	48,000	64,000	80,000	96,000	112,000
400,000	72,000	96,000	120,000	144,000	168,000
500,000	96,000	128,000	160,000	192,000	224,000
600,000	120,000	160,000	200,000	240,000	280,000
700,000	144,000	192,000	240,000	288,000	336,000
800,000	168,000	224,000	280,000	336,000	392,000
900,000	192,000	256,000	320,000	384,000	448,000
1,000,000	216,000	288,000	360,000	432,000	504,000
1,100,000	240,000	320,000	400,000	480,000	560,000
1,200,000	264,000	352,000	440,000	528,000	616,000
1,300,000	288,000	384,000	480,000	576,000	672,000
1,400,000	312,000	416,000	520,000	624,000	728,000
1,500,000	336,000	448,000	560,000	672,000	784,000
__________
(1) Under the Plans, the following Named Executive Officers have earned the following number of credited years of service on Sept ember 24, 2005.

The benefits listed in the table above are not subject to any deduction for social security or other offset amounts such as Canadian Pension Plan or Québec Pension Plan amounts.

	Supplementary	Basic
	Plan Years	Plan Years
F.A. Dottori	32.4	26.1
T.P. Kavanagh	31.2	25.4
M. Dumas*	20.1	14.3
J. Lopez	15.8	10.0
M. Zangwill	9.1	3.3
___________
* Mr. Dumas' service includes years with a subsidiary of the Company in a similar plan

Indebtedness

        The aggregate indebtedness to Tembec as at November 18, 2005 of all executive officers, directors, employees and former executive officers, directors and employees entered into regarding the purchase of securities of the Company and all other indebtedness, excluding routine indebtedness (as defined under applicable securities laws), was approximately $8,100,000. The table below represents the approximate aggregate indebtedness, excluding routine indebtedness, outstanding as at November 18, 2005 entered into in connection with a purchase of securities and all other indebtedness.

AGGREGATE INDEBTEDNESS (MILLION $)
	To the Company or
Purpose	its Subsidiary	To Another Entity
Share Purchase	5.6	N/A
Other	2.5	N/A

The table below represents amounts outstanding on loans made prior to July 2002. Directors, executive officers and senior officers are no longer entitled to be granted loans in connection with a purchase of securities.

TABLE OF INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
UNDER SECURITIES PURCHASE AND OTHER PROGRAMS
		Largest Amount	Amount			Amount
	Involvement	Outstanding	Outstanding as	Financially	Security for	Forgiven
	of Company	During 2005	at November 18,	Assisted Securities	Indebtedness	During
	or	Fiscal Year	2005	Purchases During	(# common	2005 Fiscal
Name and Principal Position	Subsidiary	($)	($)	2005 Fiscal Year	shares)	Year
Securities Purchase Programs

Frank A. Dottori. . . . . . . . . . . .	Lender	2,167,650.00	2,167,650.00	N/A	197,000	N/A
President and Chief
Executive Officer
Michel Dumas . . . . . . . . . . . . .	Lender	266,238.00	261,502.00	N/A	21,000	N/A
Executive Vice-President, Finance
and Chief Financial Officer
Charles Gagnon . . . . . . . . . . . .	Lender	97,267.80	88,995.60	N/A	6,950	N/A
Vice-President, Corporate
Culture and Social Responsibility
Thomas Gale . . . . . . . . . . . . .	Lender	42,120.00	42,120.00	N/A	4,000	N/A
Executive Vice-President,
President Chemical Group
Terrence P. Kavanagh . . . . .	Lender	357,175.00	350,071.00	N/A	28,150	N/A
Executive Vice-President,
Chief Operating Officer
James Lopez(1) . . . . . . . . . . . .	Lender	205,302.00	169,861.00	N/A	12,900	N/A
Executive Vice-President,
President Forest Products Group
Stephen Norris . . . . . . . . . . .	Lender	55,124.90	52,813.10	N/A	4,925	N/A
Treasurer

		Largest Amount	Amount			Amount
	Involvement	Outstanding	Outstanding as	Financially	Security for	Forgiven
	of Company	During 2005	at November 18,	Assisted Securities	Indebtedness	During
	or	Fiscal Year	2005	Purchases During	(# common	2005 Fiscal
Name and Principal Position	Subsidiary	($)	($)	2005 Fiscal Year	shares)	Year
Yves Ouellet . . . . . . . . . . . . . . .	Lender	88,361.00	86,286.00	N/A	7,450	N/A
Vice-President,
Human Resources
Mahendra A. Patel. . . . . . . . . . .	Lender	123,837.00	89,580.00	N/A	6,750	N/A
Vice-President, Engineering,
Purchasing and Logistics
Jacques Rochon . . . . . . . . . . . .	Lender	49,413.00	47,637.00	N/A	3,750	N/A
Vice-President, Information
Technology
Jacques Rocray . . . . . . . . . . . .	Lender	101,162.52	94,260.60	N/A	7,450	N/A
Vice-President, Environment and
Technology
Jean-Louis Tetrault . . . . . . . . . .	Lender	83,778.00	82,002.00	N/A	7,000	N/A
Vice-President, Administration
and Legal Affairs
Richard Tremblay . . . . . . . . . . .	Lender	111,446.00	61,370.00	N/A	5,175	N/A
Corporate Controller
Mel Zangwill . . . . . . . . . . . . . . .	Lender	110,540.00	104,620.00	N/A	11,000	N/A
Senior Vice-President,
President Paperboard Group
Other Programs
Terrence P. Kavanagh . . . . . . .	Lender	219,167.00	213,750.00	N/A	N/A	N/A
Executive Vice-President, Chief
Operating Officer
Yves Ouellet . . . . . . . . . . . . . . .	Lender	2,749.00	1,666.00	N/A	N/A	N/A
Vice-President, Human Resources
Richard Tremblay . . . . . . . . . .	Lender	2,581.00	279.00	N/A	N/A	N/A
Corporate Controller
______________
(1) James Lopez is proposed to be nominated for election as a director.

        The loans granted by Tembec to the persons named above to purchase shares of the Company were made for a term of ten years bearing an interest rate determined by the Human Resources Committee. The loans granted by Tembec under other programs relate to home purchases and are not interest-bearing. All loans were made prior to July 2002. Directors and executive officers are no longer entitled to be granted loans in connection with a purchase of securities.

Termination of Employment, Change in Responsibilities and Employment Contracts

        The Company has entered into an employment contract with each of the officers listed under the Table of Indebtedness above. Pursuant to these employment agreements, in the event of a substantial change to the essential terms of the employee's contract resulting from a sale or lease of all or substantially all of the Company's assets, the amalgamation, consolidation or merger of the Company, or the Company's insolvency (the "Substantial Change"), each employee shall be entitled to the payment of the equivalent of 24 months of salary as well as monetary compensation for all benefits that would otherwise be paid for the two years following the termination of his employment.

        The employment contract entered into between the Company and Mr. Dottori as Chief Executive Officer expires on December 31, 2005. The Company and the Chief Executive Officer have agreed that the Chief Executive Officer will remain in his position on the same terms and conditions as provided in his current employment contract until his retirement which is scheduled for January 26, 2006. Pursuant to this contract, the Chief Executive Officer will be paid a special retirement bonus of $300,000 on his retirement date. Should a Substantial Change occur, the Chief Executive Officer will be entitled to the payment of the equivalent compensation for the remaining term of his employment contract as well as monetary compensation for all benefits and certain other monetary compensation relating to incentive plans and vacations that would otherwise be paid until his retirement date.

Performance Graph

        The following performance graph shows the yearly change in the cumulative total shareholder return on the Company's common shares compared with the S&P/TSX Composite Index and the S&P/TSX Canadian Materials Index over the five-year period ended September 30, 2005.

        The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid. The calculation excludes trading commissions and taxes. Total shareholder returns from each investment, whether measured in dollars or percentage terms, can be calculated from the year-end investment values in the graph below.

	2000	2001	2002	2003	2004	2005
Tembec Inc.	100	68	66	55	56	18
S&P/TSX Composite Index	100	67	61	75	89	116
S&P/TSX Capped Materials Index	100	109	119	135	171	185

Notes:
1.	S&P/TSX Capped Materials Index was previously called S&P/TSX Canadian Materials Index. Name change was effective May 1, 2003.
2.	Tembec has not paid any dividends.
3.	S&P/TSX Composite Index and S&P/TSX Capped Materials Index are both total return indices (all dividends reinvested).
4.	Data up to September 30, 2005.

Appointment and Remuneration of Auditors

        KPMG LLP, chartered accountants, are currently the auditors of the Company. The board of directors of the Company, on the recommendation of its Audit Committee, proposes that KPMG LLP be re — appointed as auditors of the Company.

        It is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby for the appointment as auditors of the Company of the firm KPMG LLP, at a remuneration to be fixed by the board of directors.

        The following table shows fees paid to KPMG LLP in Canadian dollars in the past two fiscal years for various services provided to the Company and its subsidiaries:

	Year Ended	Year Ended
	September 25,	September 24,
	2004	2005
KPMG
Audit Fees . . . . . . . . . . . . . . . . . . . . . .	$ 1,076,000	$ 1,100,000
Audit-Related Fees . . . . . . . . . . . . . . .	$ 239,000	$ 335,000
Tax Fees . . . . . . . . . . . . . . . . . . . . . . . .	$ 363,000	$ 223,000
Other Fees . . . . . . . . . . . . . . . . . . . . . .	$ 137,000	$ 37,000
Total . . . . . . . . . . . . . . . . . . . . . . . . . . .	$ 1,815,000	$ 1,695,000

Audit Fees

        These fees include professional services rendered by the external auditors for statutory audits of the annual financial statements and for other audits.

Audit-Related Fees

        These fees include professional services that reasonably relate to the performance of the audit or review of Tembec's financial statements, including audit of the pension plans.

Tax Fees

        These fees include professional services for tax compliance, tax advice and tax planning.

Other Fees

        The fees include the total fees paid to the auditors for all services other than those presented in the categories of audit fees, audit related fees and tax fees, including the consultation services for the diligent audit for the purposes of acquisition, expatriates fees and certain filings.

Normal Course Issuer Bid

        On October 17, 2005, the Company received acceptance from the TSX of a Notice of Intention to Make a Normal Course Issuer Bid (the "Notice"). In the Notice, the Company stated its intention to renew its normal course issuer bid and to purchase on the open market at prevailing market prices, through the facilities of the TSX, up to a maximum of 4,280,811 of its common shares, being approximately 5% of the 85,616,232 common shares outstanding as of October 3, 2005, but not more than 2% of such outstanding common shares in any 30-day period. The Company may purchase common shares under the bid, if it considers it advisable, at any time and from time to time between October 19, 2005 and October 18, 2006.

        Within the twelve months prior to October 19, 2005, the Company purchased 244,700 common shares at an average price of $7.63 per share under a normal course issuer bid which expired on October 18, 2005. To the Company's knowledge, no director, senior officer or any of their associates, or any person acting jointly or in concert with the Company, or person holding 10% or more of any class of shares of the Company intends to sell common shares under this bid.

Other Matters

        Unless otherwise specified, the information contained herein is given as of November 18, 2005. The management knows of no matters which will come before the meeting other than the matters referred to in the notice of meeting. If any amendments or new matters are submitted to the meeting, the accompanying proxy instrument will be voted on such amendments or new matters in accordance with the best judgment of the person voting it.

Additional Information

        Financial information is provided in the Company's comparative financial statements and management's discussion and analysis for its most recently completed financial year. Copies of the Notice referred to under "Normal Course Issuer Bid'' and of the Company's latest annual information form and annual report, including audited financial statements and management's discussion and analysis, may be obtained on request from the Secretary of the Company. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Montreal, Québec, December 5, 2005.

Tony Fratianni
General Counsel and Corporate Secretary

SCHEDULE "A"

CORPORATE GOVERNANCE PRACTICES

        The board of directors and management of the Company consider good corporate governance to be a central factor in the effective and successful operation of the Company. The board has carefully considered the corporate governance guidelines set out in National Instrument 58-201 — Corporate Governance Guidelines and practices adopted by its peers, and compared them with its existing practices. The following description summarizes the Company's corporate governance practices in accordance with National Instrument 58-101 — Disclosure of Corporate Governance Practices (National Instrument 58-101).

Board of Directors

        The board of directors is responsible for the overall stewardship of the Company and has full power and authority to manage and control the affairs and business of the Company. It establishes the overall policies and standards for the Company. While delegating certain of its authority and responsibilities to committees and to the management of the Company, it retains full effective control over the Company and monitors senior management. The directors are kept informed of the Company's operations at meetings of the board and its committees and through reports and analyses and discussions with management.

        The board currently consists of 14 members and 13 nominees are proposed for election as directors for the ensuing year. The board believes that such number of directors is large enough to allow the directors to benefit from a wide variety of ideas and viewpoints without compromising communication among the directors and between the directors and management. The board may increase, from time to time, its number in order to facilitate transition between retiring directors and new members.

        The Company considers that a majority of the directors of the Company and persons proposed to be nominated for election as directors are independent directors as defined in National Instrument 58-101. Norman M. Betts, Claude Boivin, James E. Brumm, François Bujon de 1'Estang, Gilles Chevalier, Guy G. Dufresne, Pierre Goyette, Peter S. Janson, Gordon S. Lackenbauer, Mary Theresa McLeod, Robert K. Rae and François Tremblay are directors who are considered independent. Messrs. Rae and Tremblay are partners of law firms that provide occasional legal services to the Company, the fees for which are not material to the Company. The board of directors has determined that the services provided do not cause these directors to have a "direct or indirect material relationship" with the Company for the purposes of National Instrument 58-101, and therefore these directors are considered independent. Frank A. Dottori is the President and Chief Executive Officer of the Company and Luc Rossignol is an employee of the Company and the President of Local 233 of the Communications, Energy and Paperworkers Union (Temiscaming Complex) and they are therefore not considered independent directors of the Company. Of the persons proposed to be nominated for election as directors who are not currently directors of the Company, Emanuele (Lino) Saputo and Andre Bérard are considered independent and James Lopez, who will be President and Chief Executive Officer of the Company upon Mr. Dottori's retirement, is not considered independent. The term "independent" means having no direct or indirect "material relationship" with the issuer, a "material relationship" being a relationship which could, in the view of the issuer's board of directors, be reasonably expected to interfere with the exercise of a director's independent judgement. In determining whether directors are independent, the board has considered and discussed the nature and materiality of all relevant relationships between a director and the Company including, without limitation, customer, supplier and service provider relationships. The board, through the Corporate Governance Committee, will consider the continued appropriateness of board membership of individual directors who retire, change employment, or change the responsibility that they held when they were elected to the board.

        The following current directors and other persons proposed to be nominated for election as directors of the Company also serve as directors of the reporting issuers (or equivalent) indicated beside their name:

  Andre Bérard: BCE Inc., BMTC Group Inc., Bombardier Inc., Canam Manac Group Inc., Falconbridge Inc., Saputo Inc. and TransForce Income Fund.

  Norman M. Betts: Minacs Worldwide Inc., Tan Range Exploration Corporation and Slam Exploration Ltd.

  Claude Boivin: CGI Group Inc., Heroux-Devtek Inc., Groupe Laperriere & Verreault Inc. and Boralex Power Income Fund.

  François Bujon de 1'Estang: Thales, S.A.

  Frank A. Dottori: Saputo Inc. and Bell Nordiq Group Inc.

  Guy G. Dufresne: Cambior Inc.

  Peter S. Janson: ATS Automation Tooling Systems Inc., Terra Industries Inc. and Teekay Shipping Corporation.

  Gordon S. Lackenbauer: TransAlta Corporation.

  Mary Theresa McLeod: Wescast Industries Inc.

  Robert K. Rae: Hydro One Inc., Husky Injection Moulding Systems Limited and Retrocom Mid-Market Real Estate Investment Trust.

  Emanuele (Lino) Saputo: Saputo Inc. and Arbec Forest Products Inc.

  François Tremblay: TechCana Inc.

        The board of directors has adopted a formal written mandate which describes its principal functions and may be found on the Company's website at www.tembec.com and is annexed hereto as Schedule "A-l". The mandate provides that the board will consider recommendations made by the officers of the Company who are responsible for the general day to day management of the Company and with respect to long term strategic, financial, organizational and related objectives. The mandate of the board also establishes a requirement that the board implement structures and procedures to ensure that it functions independently of management. The mandate is currently being amended in light of the coming into force in 2005 of National Instrument 58-101.

        In accordance with its mandate, the board ensures that it excludes management from its meetings, from time to time, as appropriate. Although the board of directors did not, in the past fiscal year, schedule separate meetings to be held without certain members of management being present, it did conduct in camera sessions as part of each regularly scheduled meeting and regularly excluded management from parts of the in camera sessions. In addition to the President and CEO and the President and CEO elect, the General Counsel and Secretary and the Chief Financial Officer of the Company were also present at all regularly scheduled meetings of the board of directors. At the invitation of the board, other members of senior management attend board meetings and provide reports to the board on the financial and operating performance of the various business groups of the Company.

        The Chairman of the board of directors is appointed by the full board and may not be a member of management. The Chairman of the board, Gordon Lackenbauer, was chosen by the full board, is an independent director and serves as board leader. The board has developed a written position description for the Chairman of the board. The Chairman's role is to be primarily responsible for the proper functioning of the board, for its balance of membership subject to shareholder's approval, for ensuring that all relevant issues are on the agenda, and for ensuring that all directors are enabled and encouraged to play their full part in its activities. The Chairman must make certain that the directors receive timely, relevant information tailored to their needs, and that they make an effective contribution as board members in practice. The Chairman is responsible for ensuring that the board evaluates the performance of management objectively and that the board understands the boundaries between board and management responsibilities. The Chairman also ensures that the board is in full control of the Company's affairs and alert to its obligations to the shareholders.

        The functions of the board include the review and approval of (a) annual audited financial statements, quarterly financial statements and related management discussion and analysis disclosure following review by the Audit Committee and, as applicable, the Corporate Governance Committee, (b) transactions out of the ordinary course of business, and (c) any capital expenditures or other financial commitments in excess of $2,500,000. The board also considers and reviews the means by which shareholders can communicate with the Company, including the opportunity to do so at the annual meeting, through the Company's website and the adequacy of resources available within the Company to respond to shareholders through the office of the Secretary or otherwise.

Committees of the Board of Directors

        The board of directors has established four committees and delegated certain of its authority and responsibilities to each of these committees and has also instructed each of them to perform certain advisory functions and make recommendations and report to the board. All committees of the board of directors are composed of a majority of independent directors.

        The Company's Corporate Governance Policy includes a position description for each director and a short description of the roles and responsibilities of the Chair of each of the board's standing committees. The Company is in the process of updating its Policy to expand the position descriptions. Each Chair must be an independent director and is primarily responsible for the proper functioning of his/her respective committee, for ensuring that all relevant issues are on the agenda, and for ensuring that all members are enabled and encouraged to play their full part in its activities. The Chair must make certain that the directors receive timely, relevant information tailored to their needs.

Corporate Governance Committee

        The Corporate Governance Committee is responsible for developing the Company's approach to board governance issues and its disclosure of same. The Corporate Governance Committee reviews and reports to the board annually on the size, composition, profile and compensation of the board of directors, recommends candidates for nominees for election or appointment as directors and evaluates and reports to the board on the performance of the board and its committees and the contribution of members of the board and its committees. The Corporate Governance Committee also reviews, on an annual basis, the board/management relationship and recommends to the board structures and procedures to ensure that the board functions independently of management. The Company's Corporate Governance Committee has a written mandate which may be found on the Company's website at www.tembec.com.

        The Corporate Governance Committee met eight times during the last financial year. The Corporate Governance Committee is composed of Messrs. James E. Brumm (Chairman), Claude Boivin, Peter S. Janson, Gordon S. Lackenbauer, Robert K. Rae and Ms. Mary Teresa McLeod.

Audit Committee

        The Audit Committee meets on a regular basis with the financial officers of the Company and the independent auditors to review and inquire into: (a) matters affecting financial reporting; (b) the system of internal accounting and financial controls and procedures; (c) independence of the external auditors; (d) the audit procedures and audit plans; and (e) the financial and business risks or exposures of the Company and the steps that management has taken lo control such risks. It also recommends, to the board of directors, the external auditors to be appointed and their remuneration.

        The Audit Committee reviews and recommends to the board, for approval: (a) the financial statements in the annual report; (b) the audited annual financial statements and the management discussion and analysis contained therein; (c) prospectuses and other offering memoranda; and (d) financial statements and other documents required by regulatory authorities. The Audit Committee also reviews the Company's process for monitoring compliance with laws and regulations and its own corporate policies. The responsibilities of the Audit Committee, including those responsibilities described above, are reviewed by the board of directors annually. The Audit Committee has a written charter which may be found on the Company's website at www.tembec.com.

        The Audit Committee met seven times during the last financial year. This committee is composed of Messrs. Pierre Goyette (Chairman), Norman M. Betts, James E. Brumm, Gilles Chevalier and Ms. Mary Theresa McLeod, all of whom are independent and financially literate and four of whom have accounting or related financial expertise, with Messrs. Betts, Chevalier and Goyette possessing the professional designation of Chartered Accountant

Human Resources Committee

        The Human Resources Committee is responsible for reviewing matters of remuneration for senior executive positions, including the Chief Executive Officer, and making recommendations to the board thereon. The Human Resources Committee is also responsible for reviewing and making recommendations to the board for the appointment of persons to senior executive positions, considering terms of employment, including succession planning, recommending awards under the Company's long-term and short-term incentive plans, employee profit sharing plans and for certain matters relating to the design and funding of the Company's pension plans. It assumes the role of administrator for the corporate-sponsored registered pension plans supervising the administration of the retirement plans and monitoring the investment performance of the trust funds for the Company's retirement plans as well as compliance with applicable legislation and investment policies. The Human Resources Committee annually reviews and approves the remuneration of corporate officers and the remuneration of all other employees on an aggregate basis. The Company's Human Resources Committee has a written mandate which may be found on the Company's website at www.tembec.com.

        The Human Resources Committee met five times during the last financial year. This committee is composed of Messrs. Robert K. Rae (Chairman), Norman M. Betts, François Bujon de 1'Estang, Guy G. Dufresne and Gordon S. Lackenbauer.

Environmental and Health & Safety Committee

        The Environmental and Health & Safety Committee is responsible for reviewing and making recommendations and reports to the board of directors relating to the policies, standards, practices and programs of the Company on matters relating to the environment. The Environmental and Health & Safety Committee is also responsible for reviewing the adequacy of the occupational health and safety policies and assessing the performance of the Company under such programs. Where appropriate, the Environmental and Health & Safety Committee reports or makes recommendations on significant issues to the board of directors. The Environmental and Health & Safety Committee's responsibilities include: (a) reviewing the Company's occupational health and safety policies; (b) reviewing compliance reports and the plan and timetable to correct deficiencies; (c) monitoring the Company's performance in relation to applicable occupational health and safety legislation and standards; and (d) reviewing and reporting to the board of directors on the appropriateness of the policy guidelines and on the state of readiness to respond to crisis situations. The Environmental and Health & Safety Committee has a written mandate which may be found on the Company's website at www.tembec.com.

        This committee met five times during the last financial year. This committee is composed of Messrs. Peter S. Janson (Chairman), Frank A. Dottori, Guy G. Dufresne, Luc Rossignol and François Tremblay.

Summary of Attendance of Directors

        The board of directors met 13 times during the last financial year, with five meetings being held outside of the normal course of business.

        The overall average attendance was approximately 94% at board meetings and 92% at committee meetings for the year.

Selection of Candidates to the Board of Directors, Orientation and Continuing Education

        Pursuant to its mandate, the board of directors has developed a profile to define the skills and competence required from the members of the board. The profile is used to determine annually which additional skills and competence will be helpful to the board as well as to evaluate specific candidates submitted for consideration for board membership. The identification of candidates is the responsibility of the Corporate Governance Committee, which is guided by the profile developed by the board of directors. When recommending suitable candidates for nominees for election, the Corporate Governance Committee specifies which of the criteria established by the board form the basis of each recommendation. At least three directors must be or have been directly or indirectly involved in the development, operation or management of a forest products company. The majority of the board must be independent within the meaning of Multilateral Instrument 52-110 — Audit Committees and National Instrument 58-101. The mandate of the board of directors is currently being amended in order to reflect this requirement in light of the coming into force in 2005 of National Instrument 58-101.

        The board, through its Corporate Governance Committee, is also responsible for providing prospective directors with sufficient information to permit them to fully understand the role of the board, the role of its committees, and the contribution that individual directors are expected to make, including the commitment of time and energy that the Company expects from directors, as well as the nature and operations of the Company's business. In this respect, the Corporate Governance Committee approves and implements an appropriate orientation and education program for new members of the board and a continuing education program for all board members. The Corporate Governance Committee has produced a directors manual which is used in the orientation program for new Directors. As part of the continuing education program, the Committee arranges presentations by experts on relevant topics, where appropriate. The board of directors also holds budget and strategy meetings and holds at least one board meeting yearly at an operating site in order to permit directors to familiarize themselves with the Company's operations and meet local management.

Selection of Management

        The board, acting upon the advice of the Human Resources Committee, has the responsibility for approving the appointment of all officers and senior executives of the Company, including responsibility for the appointment of a Chief Executive Officer, for the development of the Chief Executive Officer's position description and objectives, for monitoring and assessing the Chief Executive Officer's performance against these objectives, determining the Chief Executive Officer's compensation and providing advice and counsel in the execution of the Chief Executive Officer's duties. The Human Resources Committee has recently reviewed the position description of the Chief Executive Officer as well as his performance.

        In 2005, a special ad hoc Succession Committee was appointed by the board of directors to interview various candidates and recommend to the board a new President and Chief Executive Officer of the Company to succeed Mr. Dottori upon his retirement. The Succession Committee met 14 times in the past fiscal year, and was dissolved after the board of directors meeting on June 17, 2005 when Mr. Lopez was selected as the next President and Chief Executive Officer, effective January 27, 2006. The Succession Committee was composed of Messrs. Lackenbauer (Chairman), Boivin, Brumm, Janson, Rae and Ms. McLeod.

Ethical Business Conduct

        The Company has adopted a written Code of Ethics and Business Conduct which provides guidelines to ensure that all directors, officers and employees of the Company and its subsidiaries and all consultants, suppliers and other persons working on behalf of the Company respect its commitment to conduct business relationships with respect, openness and integrity. The Company believes that its success is possible because of its values, which include integrity, accountability, trust, transparency, and teamwork. The Company is committed to conducting its business in compliance with applicable laws, statutes and regulations and expects its employees, directors, consultants, suppliers and other individuals working with or on behalf of the Company to do likewise. In addition, business dealings among employees and by employees with shareholders, customers, suppliers, community organizations and governmental and regulatory authorities must be based on the highest ethical standards.

        The board monitors compliance with the Company's Code of Ethics and Business Conduct and is responsible for granting any waivers from compliance. Compliance with the Company's Code of Ethics and Business Conduct is also reviewed by the Audit Committee as part of the Company's internal audit process. Employees of the Company are requested to provide a written acknowledgement confirming that they have received a copy of the Code of Ethics and Business Conduct and that they will comply with it. In addition, the Code of Ethics and Business Conduct provides a procedure for individuals working with the Company to confidentially communicate concerns or complaints to the Company, including to the Chairman of the Audit Committee, where appropriate. The Company has not filed any material change report that pertains to a conduct of a director or officer that constitutes a departure from the Code of Ethics and Business Conduct since the beginning of its most recently completed financial year. The Company's written Code of Ethics and Business Conduct is available on the Company's website at www.tembec.com and was filed on www.sedar.com on November 29, 2005.

Compensation

        The Human Resources Committee annually reviews the remuneration of the senior executives, namely the Chief Executive Officer, Executive Vice-Presidents, Chief Financial Officer or Senior Vice-Presidents, and of the other officers, having regard for competitive position, internal equity and individual performance. In establishing senior executive compensation, the Committee refers to the average compensation levels from Hay Group Limited's All Industrial market. Further to this review, the Human Resources Committee makes recommendations to the board of directors regarding the remuneration of the senior executives and approves the remuneration of officers other than the senior executives. The board determines the compensation of the senior executives upon the recommendation of the Human Resources Committee.

        The Corporate Governance Committee annually conducts a review of directors' compensation for board and committee service and recommends changes to the board where appropriate. The board considers and approves the adequacy and form of the compensation of directors upon recommendation of the Corporate Governance Committee and ensures the compensation realistically reflects the responsibilities and time involved in being an effective director.

        For the purpose of conducting its annual review of directors' compensation, the Corporate Governance Committee refers to a report provided by Towers Perrin and other information regarding compensation practices in the forest products industry. Towers Perrin also provides reports to the Human Resources Committee on pension-related matters.

Assessments

        Every year, a detailed questionnaire is addressed to each director, in his capacity as director and, as the case may be, as a member of one or more of the committees of the board of directors, aimed at obtaining their views on the effectiveness of the board or of a committee of the board and contribution of its members. The results of the questionnaires are compiled by the Corporate Secretary and those that are relevant to a particular committee are sent to its Chairman and to the Chairman of the board of directors, while the results dealing with the board itself are sent to the Chairman of the board only. The committee Chairmen and the Chairman of the board, at the meeting following the receipt of the results, share these with the members of the committee and of the board where any and all issues are discussed.

        The Corporate Governance Committee reports to the board on the performance of the board and its committees and the contribution of members of the board and its committees. The board of directors reviews annually the assessment of the board's and committees' performance and recommendations provided by the Corporate Governance Committee and evaluates its own effectiveness, the whole in accordance with the Company's corporate governance policy. The board of directors takes appropriate action based upon the results of the review process.

Outside Advisors

        The Corporate Governance Committee, through its Chairman, will evaluate and, if appropriate, approve any requested engagement by individual directors of outside advisors at the Company's expense.

SCHEDULE "A-l"

TEMBEC INC.

MANDATE OF THE BOARD OF DIRECTORS

I.         OVERALL PURPOSE / OBJECTIVES

The Board of Directors (the "Board") is responsible for the overall stewardship of the Company. It operates by delegating certain of its authority and responsibilities to committees and management and reserving certain powers to itself. It will retain full effective control over the Company and will monitor senior management.

II.        COMPOSITION

The Board should be constituted of a majority of Unrelated Directors, at least three of whom shall be independent directors, as defined under applicable securities legislation, to comply with the independence requirement of the Company's Audit Committee. The Company expects and requires directors to be and remain free of conflictual interests or relationships and to refrain from acting in ways which are actually or potentially harmful, conflictual or detrimental to the Company's best interests.

The Board is responsible for evaluating its size and determining the appropriate number of directors for the Board.

The membership of the Board shall consist of at least three directors that are or have been directly or indirectly involved in the development, operation or management of a forest products company. The membership of the Board will also include (i) at least one audit committee financial expert, as required in applicable U.S. securities laws, and (ii) a sufficient number of individuals who are Financially Literate, as defined in applicable securities legislation, to ensure that the members of the Audit Committee fulfill the requirements described at section V(8) hereof.

Normal retirement age is 70.

III.       MEETINGS

The Board will meet at least five times per year. It will ensure that it excludes management from its meetings, from time to time, as appropriate. The Board will implement structures and procedures to ensure that it functions independently of management. Minutes of all meetings of the Board shall be maintained.

IV.        INTERPRETATION

"Outside director'' means a director who is not a member of management.

"Unrelated director" means a director who is independent of management and is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding;

V.        RESPONSIBILITIES AND DUTIES

The principal functions of the Board are as follows:

Selection of Directors

(1) The Board is responsible for approving new nominees to the Board and for assessing directors based upon the recommendations of the Corporate Governance Committee.

(2) The Board will annually consider the skills and competencies of the members of the Board from the perspective of determining what additional skills and competencies would be helpful to the Board. The Board will convey its findings to the Corporate Governance Committee to be used to identify specific candidates.

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(3) The Board will ensure that prospective candidates for Board membership have received the appropriate information to permit them to fully understand the role of the Board and its committees and the contributions expected from individual directors.

(4) The Board will annually review the assessment of the Board's performance and recommendations provided by the Corporate Governance Committee and evaluate its own effectiveness, the whole in accordance with the Company's corporate governance policy. The Board will take appropriate action based upon the results of the review process.

Committees

(5) The Board shall appoint committees to assist it in performing its duties and processing the quantity of information it receives.

(6) The Board shall name members of committees after considering the recommendations of the Corporate Governance Committee as well as the skills and desires of individual Board members, all in accordance with the mandates of such committees approved by the Board.

(7) The Corporate Governance Committee and the Human Resources Committee should be composed of Outside Directors, a majority of whom are Unrelated Directors.

(8) The Audit Committee will be composed only of independent directors, as defined in applicable securities legislation. All members of the Audit Committee will be Financially Literate, as defined in applicable securities legislation and at least one member shall be an audit committee financial expert, as defined in applicable U.S. securities laws.

(9) The Environmental Committee will be composed of a majority of Outside, Unrelated Directors. All members of the Environmental Committee will be environmentally knowledgeable and at least one will have an engineering or scientific background.

(10) The Board will receive reports from each committee as to the work undertaken by the committee and, in each case, the committee's recommendations, it any, for change with respect to its responsibilities. The Board will evaluate and approve, if appropriate, such recommendations. The Board will also receive minutes of all committee meetings.

(11) The Board will annually evaluate the performance and review the work of its committees, including their respective mandates and the sufficiency of such mandates.

(12) The Board will annually appoint a member of each of its committees to act as Chairman of the committee.

Senior Management

(13) The Board will oversee management through an ongoing review process.

(14) The Board will appoint and determine the remuneration of the Chief Executive Officer and other senior executives of the Company, upon recommendation of the Human Resources Committee.

(15) The Board will, together with the Chief Executive Officer, and with the assistance of the Human Resources Committee, develop a position description for the Chief Executive Officer. The Board will review and approve the objectives developed for the Chief Executive Officer by the Human Resources Committee and review the assessment of the Chief Executive Officer's performance in relation to such objectives made by the Human Resources Committee.

(16) The Board will annually receive and consider a report from its Human Resources Committee on succession planning, including appointing, training and monitoring of senior management and the Chief Executive Officer.

General Responsibilities of the Board of Directors

(17) The Board will oversee the management of the Company. In doing so, the Board will establish a productive working relationship with the Chief Executive Officer and other members of senior management.

(18) The Board will oversee the formulation of long-term strategic, financial and organizational goals for the Company.

A-1-2

(19) As part of the responsibility of the Board to oversee management of the Company, the Board will engage in active monitoring of the Company and its affairs in its stewardship capacity.

(20) The Board will, through its Audit Committee, review the integrity of the Company's internal control and management information systems.

(21) The Board will engage in a review of short and long-term performance of the Company in accordance with approved plans.

(22) The officers of the Company, headed by the Chief Executive Officer, shall be responsible for general day to day management of the Company and for making recommendations to the Board with respect to long term strategic, financial, organization and related objectives.

(23) The Board will annually review the significant risks and opportunities affecting the Company and its businesses and the systems and controls in place to manage and monitor risks and opportunities. The Board may impose such limits as may be in the interests of the Company and its shareholders.

(24) The Board will oversee an annual strategic planning process within the Company and will approve the Company's strategic plan. This plan will take into account the opportunity and risks of the Company's business. The Board will also, from time to time, approve annual business plans and multi-year business plans for the Company and its businesses.

(25) The Board will approve capital expenditures or other financial commitments in excess of $2,500,000.

(26) The Board will adopt prudent financial standards with respect to the businesses of the Company and prudent levels of debt in relation to the Company's consolidated capitalization.

(27) The Board will monitor compliance with the ethics policies or codes of the Company and will be responsible for granting any waivers from compliance with such policies or codes for directors and officers.

(28) The Board will also consider and approve:

(i)   transactions out of the ordinary course of business;

(ii)  special employment contracts, upon recommendation of the Human Resources Committee;

(iii)  all matters that would be expected to have a major impact on shareholders;

(iv)  the appointment of any person to any position that would qualify such person as an officer of the Company;

(v)   any amendments to the Company's pension plans relating to governance structure and design of benefits.

(29) The Board will also receive reports and consider:

(i)   The quality of relationships between the Company and its key customers;

(ii)  Changes in the shareholder base of the Company from time to time and relationships between the Company and its significant shareholders:

(iii)  Periodic reports from Board committees with respect to matters considered by such committees:

(iv)  Health, safety and environmental matters as they affect the Company and its businesses.

(30) The Board will oversee how the Company communicates its goals and objectives to its shareholders and other relevant constituencies, including the approval of policies relating to: (i) how the Company interacts with analysts, investors, other key stakeholders and the public; and (ii) continuous disclosure obligations and selective disclosure. Such policies shall be reviewed annually.

(31) The Board will review and approve the Company's management proxy circular and annual information form following review by the Corporate Governance Committee.

(32) The Board will review and approve annual audited financial statements, quarterly financial statements and related management discussion and analysis disclosure following review by the Audit Committee.

(33) The Board will consider and review the means by which shareholders can communicate with the Company including the opportunity to do so at the annual meeting, communications interfaces through the Company's website and the adequacy of resources available within the Company to respond to shareholders through the office of the Secretary and otherwise.

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(34) The Board has the responsibility for monitoring compliance by the Company with the corporate governance guidelines of the Toronto Stock Exchange. The Board will approve the disclosure of (i) the Company's system of governance and (ii) the operation of its system of governance prepared by the Corporate Governance Committee.

Remuneration of the Directors

(35) The Board of Directors will consider and approve the adequacy and form of the compensation of directors, upon recommendation of the Corporate Governance Committee, and ensure the compensation realistically reflects the responsibilities and time involved in being an effective director.

General

(36) The Board will consider and approve such other matters as the Board may, from time to time, determine.

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